UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Clarent Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

180461105

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 180461105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wen-Chang Ko

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 708,000

	6.	Shared Voting Power 1,470,754

	7.	Sole Dispositive Power 708,000

	8.	Shared Dispositive Power 1,470,754

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,178,754

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Clarent Corporation
	(b)	Address of Issuer’s Principal Executive Offices 533 Airport Blvd., Suite 400, Burlingame, CA 94010

Item 2.
	(a)	Name of Person Filing The information contained in Item (1) of the cover page hereof (page 2) is incorporated herein by this reference.
	(b)	Address of Principal Business Office or, if none, Residence 6F, No. 15, Section 2, Ti-Ding Ave., Taipei 114, Taiwan
	(c)	Citizenship Republic of China
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share
	(e)	CUSIP Number 180461105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

The information contained in Items (5), (6), (7), (8), (9) and (11) of the cover page hereof (page 2) is incorporated herein by this reference.  Wen-Chang Ko  may be deemed to be the beneficial holder of 613,781 shares held by WK Technology Fund, 484,973 shares held by WK Technology Fund IV, and 372,000 shares held by WK Technology Fund V.  These shares are included in the shares referenced in items (6), (8), (9) and (11) of the cover page.  Mr. Ko is the chairman and a beneficial owner of each of the above WK Technology Funds and also chief executive officer and beneficial owner of WK Associates which acts as investment adviser to each of the WK Technology Funds.  As a result of such positions, Mr. Ko may be deemed to share voting and investment power with the Board of Directors of each of the  WK Technology Funds with respect to the shares held by each such Fund.  Mr. Ko disclaims beneficial ownership of the shares held by the WK Technology Funds except to the extent, if any, of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2004
Date
/s/ Wen-Chang Ko
Signature
Wen-Chang Ko
Name/Title